Prof. Dr. med. Th. J. Stegmann
Spiegel-Str. 10
36100 Petersberg Germany

	Telefon-Durchwahl:	+49-(0)661-604772
Prof. Dr. med. Th. Stegmann, Spiegelstr.10, 36100 Petersberg	Telefax-Durchwahl:	+49-(0)661-66575
E-Mail: stegmann-petersberg@t-online.de
To the Management of
CardioVascular BioTherapeutics, Inc.
Mr. Daniel Montano, CEO
Mrs. Judy Pelton, Corporate Secretary
Mr. Vincent Roth, Corporate Counsel
1635 Village Center Circle,
Suite 250
Las Vegas, Nevada 89134, USA

Petersberg, January 28, 2009

Via FedEx - and via electronic e-mail to xxxxxxxxxxxxxx
Via electronic e-mail to xxxxxxxxxxxxxx

I, Thomas J. Stegmann, MD, PhD, herewith resign from my position as Member of the Board of Directors and as Chief Medical Officer of CardioVascular BioTherapeutics, Inc. (CVBT), effective immediately (i.e. January 28, 2009), for the following reasons:

1.	On numerous occasions, the current management failed to provide adequate information to me, upon my request, as member of the Board about all company related affairs, particularly financial affairs.
2.	Without valid reason, the current management terminated my consulting agreement as Chief Medical Officer of the company in August 2008.
3.
The company's current management failed to exercise its duties to ensure adequate and sufficient funding for the company - and instead irresponsibly and without proper board approval increased the company's liabilities substantially over the last 12 months resulting not only in a poor balance sheet, but also in stalled progress with respect to clinical trials of many of the company's drug candidates.

4.	For the reasons set above, among others, I lost any trust in the capability of CVBT's current management to manage the company's affairs properly.

January 28, 2009

Prof. Dr. med. Th. Stegmann

Thomas J. Stegmann, MD, PhD